UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FOXX DEVELOPMENT HOLDINGS INC.

Full Name of Registrant

Former Name if Applicable

15375 Barranca Parkway C106,

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Foxx Development Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2026 (the “Form 10-Q”). The Company is in the change in business strategy to engage in dropship arrangement, which has resulted in excess warehouse space to be subleased at below-lease rates, causing the carrying amount of the right-of-use assets to be not recoverable and to exceed their estimated fair value. As a result, the Company needs additional time and effort to assess the impact of the impairments of its right-of-use assets on the leases that were commenced in January 2026 and is unable to file, without unreasonable effort or expense, its Form 10-Q within the prescribed time period. The Company currently expects to file its Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Joy Yi Hua	201	962-5550
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix I for an explanation of the anticipated changes in results of operations from the three and nine months ended March 31, 2025.

Foxx Development Holdings Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2026	By:	/s/ Joy Yi Hua
	Name:	Joy Yi Hua
	Title:	Chairwoman and CFO

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Appendix I

While the Company has not yet completed preparation of its financial statements for the quarter ended March 31, 2026, the Company does anticipate changes in its results of operations from the three and nine months ended March 31, 2025. In particular, the Company expects that:

●	Revenue for the three and nine months ended March 31, 2026 is expected to be lower than the $11.4 million and $52.0 million reported for the corresponding periods in 2025, respectively, primarily due to the lower order volumes from our customers.

●	Impairments of right-of-use assets for the three and nine months ended March 31, 2026 are expected to be significant higher than the $0 reported for the corresponding period in 2025.

●	Impairments of inventories for the three and nine months ended March 31, 2026 are expected to be significant higher than the $0 reported for the corresponding period in 2025, related to slow-moving inventory.

●	Provision of credit losses, net for the three and nine months ended March 31, 2026 are expected to be significant higher than the $401,988 and $464,988 reported for the three and nine months ended March 31, 2025, respectively, primarily due to delayed payments from certain customers.

●	Net loss for the three and nine months ended March 31, 2026 will be significantly higher than the $4.1 million and $4.9 million reported for the three and nine months ended March 31, 2025, respectively, primarily due to the decline in revenue, increase in impairments of right-of-use assets and inventories and provision of credit losses as discussed above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the Form 10-Q within the time period prescribed by Rule 12b-25 and the Company’s expectations regarding its financial and business performance. These forward-looking statements are based on management’s expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

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